                                               Filed pursuant to Rule 424(b)(2)
                                                             File No. 333-52233

SUPPLEMENT TO PROSPECTUS SUPPLEMENT, DATED SEPTEMBER 4, 1998
(TO PROSPECTUS DATED SEPTEMBER 4, 1998, AS SUPPLEMENTED ON SEPTEMBER 15, 1998)
                           $800,000,000 (APPROXIMATE)
                                      LOGO
                        GREEN TREE FINANCIAL CORPORATION
                             (SELLER AND SERVICER)
           GREEN TREE RECREATIONAL, EQUIPMENT & CONSUMER TRUST 1998-C
$122,000,000 (APPROX.) 5.55375% ASSET-BACKED NOTES, CLASS A-1
                                       $36,000,000 (APPROX.) 6.70% ASSET-
                                       BACKED NOTES, CLASS A-6
$193,000,000 (APPROX.) FLOATING RATE ASSET-BACKED NOTES, CLASS A-2
                                       $32,000,000 (APPROX.) 7.00% ASSET-
                                       BACKED NOTES, CLASS A-7
$150,000,000 (APPROX.) 5.92% ASSET-BACKED NOTES, CLASS A-3
$111,000,000 (APPROX.) 6.17% ASSET-BACKED NOTES, CLASS A-4
                                       $16,000,000 (APPROX.) 8.07% ASSET-
                                       BACKED CERTIFICATES, CLASS B-1
$104,000,000 (APPROX.) 6.28% ASSET-BACKED NOTES, CLASS A-5
                                --------------
                                       $36,000,000 (APPROX.) 8.31% ASSET-
                                       BACKED CERTIFICATES, CLASS B-2
  Green Tree Recreational, Equipment & Consumer Trust 1998-C (the "Trust") will be governed pursuant to a Trust Agreement, to be dated as of September 1, 1998 (the "Trust Agreement"), among Green Tree Financial Corporation ("Green Tree"), Green Tree Second
                                                   (Continued on following page)
  FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES, SEE "RISK FACTORS" ON PAGE S-19 IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND ON PAGE 13 IN THE ACCOMPANYING PROSPECTUS.

                                --------------
THIS SUPPLEMENT RELATES TO THE OFFERING  OF THE CLASS B-2 CERTIFICATES BUT DOES
 NOT  CONTAIN   COMPLETE  INFORMATION   ABOUT  THE  CLASS   B-2  CERTIFICATES.
  ADDITIONAL  INFORMATION  IS   CONTAINED  IN   THE  ACCOMPANYING  PROSPECTUS
   SUPPLEMENT DATED SEPTEMBER 4, 1998 (THE "PROSPECTUS SUPPLEMENT")  PREPARED
   IN CONNECTION  WITH THE OFFERING OF THE NOTES AND  CLASS B-1 CERTIFICATES
    AND IN THE RELATED PROSPECTUS  DATED SEPTEMBER 4, 1998, AS SUPPLEMENTED
     ON SEPTEMBER 15, 1998  (THE "PROSPECTUS"). PROSPECTIVE PURCHASERS ARE
      URGED TO READ THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN FULL.
                                --------------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT OR
     THE PROSPECTUS.  ANY  REPRESENTATION TO  THE CONTRARY  IS  A CRIMINAL
      OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PRICE TO     UNDERWRITING    PROCEEDS TO
                                     PUBLIC(1)      DISCOUNT    GREEN TREE(1)(2)
--------------------------------------------------------------------------------
Per Class A-1 Note...............      100%           0.10%          99.90%
--------------------------------------------------------------------------------
Per Class A-2 Note...............      100%           0.17%          99.83%
--------------------------------------------------------------------------------
Per Class A-3 Note...............   99.9883413%       0.28%       99.7083413%
--------------------------------------------------------------------------------
Per Class A-4 Note...............   99.9839589%       0.35%       99.6339589%
--------------------------------------------------------------------------------
Per Class A-5 Note...............   99.9994010%       0.40%       99.5994010%
--------------------------------------------------------------------------------
Per Class A-6 Note...............   99.9922899%       0.50%       99.4922899%
--------------------------------------------------------------------------------
Per Class A-7 Note...............   99.9699390%       0.91%       99.0599390%
--------------------------------------------------------------------------------
Per Class B-1 Certificate........   99.9904488%       0.91%       99.0804488%
--------------------------------------------------------------------------------
Total............................ $763,950,160.02 $2,291,400.00 $761,658,760.02

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from and including September 28, 1998.
(2) Before deducting estimated expenses of $425,000 payable by Green Tree.
                                --------------
  The Class B-2 Certificates offered hereby will be purchased by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") from Green Tree and will be offered by the Underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Proceeds to Green Tree from the sale of the Class B-2 Certificates are expected to be approximately 99.5275% of the initial aggregate principal balance of the Class B-2 Certificates, before deducting sale expenses payable by Green Tree.
  The Class B-2 Certificates are offered hereby, subject to receipt and acceptance by the Underwriter and its right to reject any order in whole or in part. It is expected that delivery of the Class B-2 Certificates will be made on or about September 28, 1998 (the "Closing Date").
                                --------------
     UNDERWRITERS OF THE SECURITIES (OTHER THAN THE CLASS B-2 CERTIFICATES) MERRILL LYNCH & CO.
             J.P. MORGAN & CO.
                           LEHMAN BROTHERS
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                                --------------
                   UNDERWRITER OF THE CLASS B-2 CERTIFICATES
                              MERRILL LYNCH & CO.

                                --------------
               The date of this Supplement is September 15, 1998.

(Continued from preceding page)
GP Inc. (the "General Partner"), a wholly owned subsidiary of Green Tree, and Wilmington Trust Company, as Owner Trustee. The Trust will issue a class of floating rate Asset-Backed Notes, designated as the Class A-2 Notes, and six classes of fixed rate Asset-Backed Notes, designated as the Class A-1, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-7 Notes, respectively (the "Notes"), pursuant to an Indenture, to be dated as of September 1, 1998 (the "Indenture"), between the Trust and U.S. Bank Trust National Association, as Indenture Trustee. The Trust will also issue two classes of fixed rate Asset-Backed Certificates, designated as the Class B-1 and Class B-2 Certificates, respectively (the "Certificates" and, together with the Notes, the "Securities").

  There currently is no secondary market for the Class B-2 Certificates. The Underwriter expects, but is not obligated, to make a market in the Class B-2 Certificates. There is no assurance that any such market will develop or continue.


                                ---------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS B-2 CERTIFICATES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF CLASS B-2 CERTIFICATES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" HEREIN.

  This Supplement is qualified in its entirety by reference to the detailed information appearing in the accompanying Prospectus Supplement and Prospectus. Certain capitalized terms used in this Supplement are defined in the Prospectus Supplement or Prospectus.

                      YIELD AND PREPAYMENT CONSIDERATIONS

  The following information supplements the information in the accompanying Prospectus Supplement under the heading "Yield and Prepayment Considerations."

WEIGHTED AVERAGE LIFE OF THE CLASS B-2 CERTIFICATES

  The following information is given solely to illustrate the effect of prepayments on the Contracts on the weighted average life of the Class B-2 Certificates under the stated assumptions and is not a prediction of the prepayment rate that might actually be experienced by the Contracts.

  Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of such security will be repaid to the investor. The weighted average life of the Class B-2 Certificates will be influenced by the rate at which principal on the Contracts is paid. Principal payments on the Contracts may be in the form of scheduled amortization or prepayments (including, for this purpose, liquidations due to default).

  The Base Case prepayment model is Green Tree management's best estimate of the prepayment rates that may be experienced on the Contracts. Because Green Tree began originating and servicing contracts for many of the Products only recently, such estimate is based in part on industry experience with similar contracts rather than Green Tree's experience. There can be no assurance that the Contracts will experience prepayments at such projected rates or in the manner assumed by the prepayment model used for that type of Contract, or that the Contracts in the aggregate will experience prepayments similar to the overall prepayment rate or in the manner projected in the Base Case.

                                                                   BASE CASE
                              PRODUCT                           PREPAYMENT RATE
                              -------                           ---------------
      Horse Trailers, Sport Vehicles, Keyboard Instruments and
       Recreational Vehicles..................................      18% CPR
      Marine Products.........................................     100%(1)
      Motorcycles and Aircraft................................      30% CPR
      Trucks..................................................      1.4% ABS

--------
(1) As a percentage of the Prepayment Assumption for Contracts secured by marine products.

  The models used in this Prospectus Supplement are the Constant Prepayment Rate ("CPR"), the Prepayment Assumption for Contracts secured by marine products, and the Absolute Prepayment Model ("ABS"). The CPR represents an assumed constant rate of prepayment each month, expressed as a per annum percentage of the outstanding principal balance of the Contracts secured by all Products other than marine products and trucks. The ABS represents an assumed rate of prepayment each month relative to the original number of Contracts secured by trucks in the Contract pool.

  The 100% Prepayment Assumption for Contracts secured by marine products assumes a constant prepayment of 0% per annum of the then outstanding principal balance of such loans in the first month of the life of such loans and an additional 1.27% (precisely, 14/11%) per annum in each month thereafter until the twelfth month. Beginning in the twelfth month and in each month thereafter during the life of such loans, the 100% Prepayment Assumption for Contracts secured by marine products assumes a constant prepayment rate of 14% per annum each month.

  As used in the following tables, the columns headed 80%, 90%, 100%, 110% and 120% assume that prepayments on the Contracts are made at Base Case Prepayment Rates of 80%, 90%, 100%, 110% and 120%, respectively. For example, 80% Base Case Prepayment Rate and 120% Base Case Prepayment Rate mean that Contracts related to horse trailers, sport vehicles, keyboard instruments and recreational vehicles have been assumed to have a prepayment rate equal to 14.4% CPR and 21.6% CPR, respectively; Contracts related to marine products have been assumed to have a prepayment rate equal to 80% and 120%, respectively, of the Prepayment Assumption for Contracts secured by marine products; Contracts related to motorcycles and aircraft have been assumed to have a prepayment rate equal to 24% CPR and 36% CPR, respectively; and Contracts related to trucks have been assumed to have a prepayment rate equal to 1.12% ABS and 1.68% ABS, respectively. NEITHER CPR NOR ABS PURPORTS TO BE AN HISTORICAL DESCRIPTION OF PREPAYMENT EXPERIENCE OR A PREDICTION OF THE ANTICIPATED RATE OF PREPAYMENT OF ANY POOL OF CONTRACTS, INCLUDING THE CONTRACTS.

  The percentages and weighted average lives in the following tables were determined assuming that (i) scheduled interest and principal payments on the Contracts are received in a timely manner and prepayments are made at the percentages of the Base Case prepayment model set forth in the table; (ii) either Green Tree or the Servicer exercises its right of optional repurchase described above; (iii) the aggregate principal balance of the Initial Contracts as of the Cutoff Date is $498,904,486.09 and the Initial Contracts have the characteristics described under "The Contract Pool"; (iv) the Additional Contracts have the characteristics set forth in the table following this paragraph and are assumed to have their first payments due in October 1998; (v) no interest shortfalls will arise in connection with prepayments in full of the Contracts; (vi) distributions are made on the Notes and the Certificates on the 15th day of each month commencing in October 1998; and
(vii) the Securities are issued on September 28, 1998. No representation is made that the Contracts will not experience delinquencies or losses.

     ASSUMED CHARACTERISTICS OF ADDITIONAL CONTRACTS AS OF THE CUTOFF DATE

                                                              WEIGHTED AVERAGE WEIGHTED AVERAGE
                         AGGREGATE PRINCIPAL WEIGHTED AVERAGE  ORIGINAL TERM    REMAINING TERM
                         BALANCE OUTSTANDING  CONTRACT RATE       (MONTHS)         (MONTHS)
                         ------------------- ---------------- ---------------- ----------------
Horse Trailers..........   $  9,419,122.99        10.745%           124              124
Marine..................     48,164,778.85        10.294            147              147
Motorcycles.............     39,419,252.19        12.688             68               68
Trucks..................     91,677,213.59         9.998             57               57
Aircraft................     25,494,551.29         8.850            133              133
Sport Vehicles..........     14,081,619.68        14.991             54               54
Keyboard Instruments....      4,960,214.79        11.024             97               97
Recreational Vehicles...     67,878,760.53         9.781            155              155
                           ---------------        ------            ---              ---
  Total.................   $301,095,513.91        10.351%           111              111
                           ===============        ======            ===              ===

  Based on the foregoing assumptions, the following table indicates the projected weighted average life of the Class B-2 Certificates and sets forth the percentages of the original Principal Balance of the Class B-2 Certificates that would be outstanding after each of the dates shown, at the indicated percentages of the Base Case prepayment model. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

              PERCENTAGE OF THE ORIGINAL PRINCIPAL BALANCE OF THE
          CLASS B-2 CERTIFICATES AT THE RESPECTIVE PERCENTAGES OF THE
                  BASE CASE PREPAYMENT MODEL SET FORTH BELOW:

DATE                                               80%   90%   100%  110%  120%
----                                               ----  ----  ----  ----  ----
Initial Percentage................................  100%  100%  100%  100%  100%
September 15, 1999................................  100   100   100   100   100
September 15, 2000................................  100   100   100   100   100
September 15, 2001................................  100   100   100   100   100
September 15, 2002................................  100   100   100   100   100
September 15, 2003................................  100   100   100   100   100
September 15, 2004................................  100   100   100     0     0
September 15, 2005................................  100     0     0     0     0
September 15, 2006................................    0     0     0     0     0
Weighted Average Life(1) (Years).................. 7.21  6.80  6.38  5.96  5.63

--------
(1) The weighted average life of a Class B-2 Certificate is determined by (i) multiplying the amount of cash distributions in reduction of the principal balance of such Certificate by the number of years from the date of issuance of such Class B-2 Certificate to the stated Distribution Date,
    (ii) adding the results, and (iii) dividing the sum by the initial principal balance of such Class B-2 Certificate.

                                 UNDERWRITING

  The Underwriter has agreed, subject to the terms and conditions of an Underwriting Agreement dated September 15, 1998 (the "Class B-2 Underwriting Agreement"), to purchase from Green Tree the Class B-2 Certificates. The Class B-2 Underwriting Agreement provides that the Underwriter is obligated to purchase all of the Class B-2 Certificates offered hereby, if any of such Class B-2 Certificates are purchased. Distribution of the Class B-2 Certificates will be made by the Underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. In connection with the sale of the Class B-2 Certificates, the Underwriter may be deemed to have received compensation from Green Tree in the form of underwriting discounts.

  Until the distribution of the Class B-2 Certificates is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter and certain selling group members to bid for and purchase the Class B-2 Certificates. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Class B-2 Certificates. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class B-2 Certificates.

  If the Underwriter creates a short position in the Class B-2 Certificates in connection with the offering, i.e., if it sells more Class B-2 Certificates than are set forth on the cover page of this Supplement, the Underwriter may reduce that short position by purchasing Class B-2 Certificates in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither Green Tree nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class B-2 Certificates. In addition, neither Green Tree nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Class B-2 Underwriting Agreement provides that Green Tree will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriter may be required to make in respect thereof.

  Green Tree does not intend to apply for listing of the Class B-2 Certificates on a national securities exchange, but has been advised by the Underwriter that the Underwriter currently intends to make a market in the Class B-2 Certificates, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Class B-2 Certificates and any such market may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Class B-2 Certificates.

  Upon receipt of a request by an investor who has received an electronic Supplement, Prospectus Supplement and Prospectus from the Underwriter or a request by such investor's representative within the period during which there is an obligation to deliver a Supplement, Prospectus Supplement and Prospectus, Green Tree and the Underwriter will promptly deliver, or cause to be delivered, without charge, a paper copy of the Supplement, Prospectus Supplement and Prospectus.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GREEN TREE OR ANY UNDERWRITER.
THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTI-TUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THIS SUPPLEMENT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF GREEN TREE OR THE TRUST SINCE THE DATE HEREOF.
                                ---------------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                  SUPPLEMENT
Yield and Prepayment Considerations........................................ SS-3
Underwriting............................................................... SS-6

                             PROSPECTUS SUPPLEMENT

Reports to Securityholders.................................................  S-2
Summary of Terms...........................................................  S-3
Risk Factors............................................................... S-19
The Trust.................................................................. S-19
The Trust Property......................................................... S-20
The Contract Pool.......................................................... S-21
Green Tree Financial Corporation........................................... S-26
Yield and Prepayment Considerations........................................ S-28
Description of the Notes................................................... S-34
Description of the Certificates............................................ S-40
Description of the Trust Documents and Indenture........................... S-43
Certain Federal and State Income Tax Consequences.......................... S-46
ERISA Considerations....................................................... S-46
Underwriting............................................................... S-48
Legal Matters.............................................................. S-49
Annex I....................................................................  A-1
                                PROSPECTUS
Available Information......................................................    3
Reports to Securityholders.................................................    3
Incorporation of Certain Documents by Reference............................    3
Prospectus Summary.........................................................    4
Risk Factors...............................................................   13
The Trusts.................................................................   15
The Contracts..............................................................   16
Green Tree Financial Corporation...........................................   16
Yield and Prepayment Considerations........................................   17
Pool Factor................................................................   18
Use of Proceeds............................................................   19
The Certificates...........................................................   19
The Notes..................................................................   20
Certain Information Regarding the Securities...............................   24
Description of the Trust Documents.........................................   27
Certain Legal Aspects of the Contracts.....................................   36
Certain Federal Income Tax Consequences....................................   41
Certain State Income Tax Consequences......................................   50
ERISA Considerations.......................................................   51
Plan of Distribution.......................................................   52
Legal Matters..............................................................   52
Experts....................................................................   53

                                ---------------

  FOR 90 DAYS AFTER THE DATE OF THIS SUPPLEMENT ALL DEALERS EFFECTING TRANSAC-TIONS IN THE CLASS B-2 CERTIFICATES, WHETHER OR NOT PARTICIPATING IN THIS DIS-TRIBUTION, MAY BE REQUIRED TO DELIVER A SUPPLEMENT, A PROSPECTUS SUPPLEMENT
AND A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER
A SUPPLEMENT, A PROSPECTUS SUPPLEMENT AND A PROSPECTUS WHEN ACTING AS UNDER-WRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      ----------------------------------
                      ----------------------------------

                          $800,000,000 (APPROXIMATE)

                                     LOGO

                              SELLER AND SERVICER

                           GREEN TREE RECREATIONAL,
                             EQUIPMENT & CONSUMER
                                 TRUST 1998-C

      $122,000,0000 (APPROXIMATE) 5.55375% ASSET-BACKED NOTES, CLASS A-1 $193,000,000 (APPROXIMATE) FLOATING RATE ASSET-BACKED NOTES, CLASS A-2
        $150,000,000 (APPROXIMATE) 5.92% ASSET-BACKED NOTES, CLASS A-3 $111,000,000 (APPROXIMATE) 6.17% ASSET-BACKED NOTES, CLASS A-4 $104,000,000 (APPROXIMATE) 6.28% ASSET-BACKED NOTES, CLASS A-5
         $36,000,000 (APPROXIMATE) 6.70% ASSET-BACKED NOTES, CLASS A-6 $32,000,000 (APPROXIMATE) 7.00% ASSET-BACKED NOTES, CLASS A-7
     $16,000,000 (APPROXIMATE) 8.07% ASSET-BACKED CERTIFICATES, CLASS B-1 $36,000,000 (APPROXIMATE) 8.31% ASSET-BACKED CERTIFICATES, CLASS B-2

                                ---------------

                                 SUPPLEMENT TO
                             PROSPECTUS SUPPLEMENT
                            DATED SEPTEMBER 4, 1998

                                ---------------

    UNDERWRITERS OF THE SECURITIES (OTHER THAN THE CLASS B-2 CERTIFICATES)

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                                LEHMAN BROTHERS

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                ---------------
         UNDERWRITER OF THE CLASS B-2 CERTIFICATES MERRILL LYNCH & CO.

                                ---------------

               THE DATE OF THIS SUPPLEMENT IS SEPTEMBER 15, 1998


                      ----------------------------------
                      ----------------------------------